UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 333-298599

CADELER PLC
(Translation of registrant's name into English)

Avocet Court
8 Central Avenue
St. Andrews Business Park
Norwich, Norfolk NR7 0HR
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Stock Exchange Announcement

Cadeler plc: Notice of Upcoming Q3 2026 Earnings Release and Presentation on 23 November 2026

Norwich, United Kingdom -- 12 November 2026 -- Cadeler plc (NYSE: CDLR / OSE: CDLR) plans to publish its Q3 earnings release, disclosing financial results for the first nine months of 2026, at approximately 08:00 CET on 23 November 2026. The Q3 earnings release will be available on Cadeler’s website at: https://ir.cadeler.com/

Cadeler will host a live video webcast presentation for the investment community on the same day. Mikkel Gleerup, Chief Executive Officer, and Peter Brogaard Hansen, Chief Financial Officer, will present live from London at 08:00 EST / 13:00 UK / 14:00 CET. The earnings presentation is open to all interested parties and may include forward-looking information. Publishing research analysts will be provided an opportunity to ask company management live questions on the call.

Please find the link for the webcast here: https://cadeler-q3-2026-earnings-presentation.open-exchange.net/. Please register your planned attendance in advance.

An archived replay of the webcast will be available through the same link following the presentation, and for at least three months thereafter. The presenter’s slides will be posted to Cadeler’s website.

For further information, please contact:

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:

Cadeler plc (Cadeler) is a global leader in offshore wind turbine transport and installation. The company owns and operates the industry's largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on both the New York Stock Exchange and the Oslo Stock Exchange, under the ticker "CDLR". For more information, please visit www.cadeler.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2026                    CADELER PLC
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer